Exhibit 12

EQUITY RESIDENTIAL

Computation of Ratio of Earnings to Combined Fixed Charges

	12/31/05	12/31/04	12/31/03	12/31/02	12/31/01

Income from continuing operations	$152,462	$117,779	$123,294	$149,421	$203,192

Interest expense incurred, net	384,021	328,289	316,251	318,048	324,612
Amortization of deferred financing costs	6,570	6,057	5,440	5,400	4,719
Allocation to Minority Interests:
Operating Partnership	58,514	31,228	34,658	26,862	32,391
Preference Interests	7,591	19,420	20,211	20,211	18,263
Junior Convertible Units	15	70	325	325	352
Premium on redemption of Preference Interests	4,134	1,117	—	—	—

Earnings before combined fixed charges and preferred distributions	613,307	503,960	500,179	520,267	583,529

Preferred Share distributions	(49,642)	(53,746)	(76,435)	(76,615)	(87,504
Premium on redemption of Preferred Shares	(4,359)	—	(20,237)	—	(5,324
Preference Interest distributions	(7,591)	(19,420)	(20,211)	(20,211)	(18,263
Junior Preference Unit distributions	(15)	(70)	(325)	(325)	(352
Premium on redemption of Preference Interests	(4,134)	(1,117)	—	—	—

Earnings before combined fixed charges	$547,566	$429,607	$382,971	$423,116	$472,086

Interest expense incurred, net	$384,021	$328,289	$316,251	$318,048	$324,612
Amortization of deferred financing costs	6,570	6,057	5,440	5,400	4,719
Interest capitalized for real estate and unconsolidated entities under development	13,701	13,969	20,647	27,167	28,174

Total combined fixed charges	404,292	348,315	342,338	350,615	357,505

Preferred Share distributions	49,642	53,746	76,435	76,615	87,504
Premium on redemption of Preferred Shares	4,359	—	20,237	—	5,324
Preference Interest distributions	7,591	19,420	20,211	20,211	18,263
Junior Preference Unit distributions	15	70	325	325	352
Premium on redemption of Preference Interests	4,134	1,117	—	—	—

Total combined fixed charges and preferred distributions	$470,033	$422,668	$459,546	$447,766	$468,948

Ratio of earnings before combined fixed charges to total combined fixed charges	1.35	1.23	1.12	1.21	1.32

Ratio of earnings before combined fixed charges and preferred distributions to total combined fixed charges and preferred distributions	1.30	1.19	1.09	1.16	1.24